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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number: 001-34928

SPROTT PHYSICAL SILVER TRUST
(Translation of registrant's name into English)

Suite 2700, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ☐

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

        Attached to this Report on Form 6-K as Exhibit 99.1 is the Management Report of Fund Performance and Unaudited Interim Financial Statements as of June 30, 2014 of Sprott Physical Silver Trust (the "Trust"). Exhibit 99.1 hereto is hereby incorporated by reference into the Trust's registration statement on Form F-10 (File No. 333-195436), filed with the Commission on April 22, 2014.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL SILVER TRUST (registrant) By Sprott Asset Management GP Inc., as general partner of the manager of the Registrant
Dated: August 14, 2014	/s/ KIRSTIN H. MCTAGGART By: Kirstin H. McTaggart Corporate Secretary

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SIGNATURES